Exhibit 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership %[1]
Lan Argentina S.A.	Argentina	Lan Argentina	94,99%
Aerolinhas Brasileras S.A.	Brazil	ABSA	73.~~33~~26%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	100~~,00~~ %
Inversiones Lan S.A.	Chile	Inverlan	99.71%
Lan Cargo S.A.	Chile	Lan ~~Chile~~ Cargo	99.~~89~~90%
Lan Pax Group S.A.	Chile	Lan Pax Group	100%
Transporte Aéreo S.A.	Chile	LanExpress	99~~,~~.~~89~~90%
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	Lan Ecuador	71.95%
Aerotransporte Mas de Carga S.A.	Mexico	Mas Air	69.~~15~~08%
Lan Perú S.A.	Peru	Lan Perú	~~70~~69.98%
Lantours División Servicios Terrestres SA	Chile	~~Comercial Masterhouse~~Lantours	100%
Línea Aérea Carguera de Colombia S.A.	Colombia	LANCO	89.90%
Aerovías de Integración Regional S.A.	Colombia	~~Aires~~Lan Colombia	98.~~22~~21%

1	Percentage of equity owned by Lan Airlines S.A. directly or indirectly through subsidiaries or affiliates